

March 16, 2021

Kimberly Springsteen-Abbott
Chief Executive Officer
Commonwealth Income & Growth Fund IV
4532 US Highway 19, Suite 200
New Port Richey, FL 34652

   Re: Commonwealth Income & Growth Fund IV
    Item 4.01 Form 8-K
    Filed February 5, 2021
    File No. 333-62526

Dear Ms. Springsteen-Abbott:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Item 4.01 Form 8-K Filed February 5, 2021

Exhibit 16, page 1

1. In connection with your Item 4.01 Form 8-K, you were required to file an Exhibit 16 letter from your former accountant within four business days after the occurrence of such event. Please amend your filing to include this letter as Exhibit 16 to comply with Item 304(a)(3) of Regulation S-K, applicable under Item 4.01(a) of Form 8-K, and Item 4.02(c) of Form 8-K. Please also separately address this matter for each of Funds V, VI, and VII.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lyn Shenk at (202) 551-3380 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services